A special meeting of each fund's shareholders was held on October 28, 2005. The results of votes taken among shareholders on proposals before them are reported below. Each vote reported represents a single share held on the record date for the meeting.

PROPOSAL 1
To elect a Board of Trustees. A
	# of Votes	% of Votes
Boyce I. Greer
Affirmative	2,140,123,341.059	98.124
Withheld	40,924,113.490	1.876
TOTAL	2,181,047,454.549	100.000
Thomas P. Hollowell
Affirmative	2,140,123,341.059	98.124
Withheld	40,924,113,490	1.876
TOTAL	2,181,047,454.549	100.000
James Grubbs Martin
Affirmative	2,144,405,473.009	98.320
Withheld	36,641,981.540	1.680
TOTAL	2,181,047,454.549	100.000
William M. McCoy
Affirmative	2,138,921,525.889	98.069
Withheld	42,125,928.660	1.931
TOTAL	2,181,047,454.549	100.000
A Denotes trust-wide proposals and voting results.